Exhibit 2.1

Execution Version

THIRD AMENDMENT

TO THE

BUSINESS COMBINATION AGREEMENT

This Third Amendment (this “Third Amendment”) to the Business Combination Agreement, dated as of June 30, 2026 amends the Business Combination Agreement, dated as of November 19, 2025 (the “Original Agreement,” as amended by the First Amendment to the Business Combination Agreement, dated as of March 19, 2026 (the “First Amendment”), the Second Amendment to the Business Combination Agreement, dated as of May 6, 2026 (the “Second Amendment”), and as may be further amended, supplemented, modified and/or restated from time to time, the “Business Combination Agreement”), by and among (i) Blue Acquisition Corp., a Cayman Islands exempted company (“SPAC”), (ii) Blockfusion Digital Infrastructure, Inc. (formerly Blockfusion Data Centers, Inc.), a Delaware corporation (“Pubco”), (iii) Atlas I Merger Sub, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“SPAC Merger Sub”), (iv) Atlas Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Company Merger Sub”), and (v) Blockfusion USA, Inc., a Delaware corporation (together with its successors, the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Business Combination Agreement.

RECITALS:

WHEREAS, Section 10.8 of the Business Combination Agreement sets forth that the Business Combination Agreement may be amended, supplemented or modified only by execution of a written instrument signed by each of the Parties; and

WHEREAS, the Parties desire to amend certain provisions of the Business Combination Agreement, including to, among other things, (i) add certain earnout provisions and (ii) decrease the size of the Post-Closing Pubco Board from nine to seven individuals.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in accordance with the terms of the Business Combination Agreement, the Parties, intending to be legally bound, do hereby acknowledge and agree as follows:

1. Amendments to the Business Combination Agreement.

(a) The following Section 1.16 is hereby added to the Business Combination Agreement in its entirety as follows:

“1.16 Earnout. After the Closing, subject to the terms and conditions set forth herein, certain Company Stockholders (collectively, the “Earnout Participants”) , in each case, as more particularly described on Annex I hereto, shall have the contingent right to receive up to an aggregate maximum of 8,325,000 shares of Pubco Class A Common Stock (the “Earnout Shares”), to be allocated among the Earnout Participants as set forth on Annex I, as additional consideration from Pubco based on the performance of the Pubco Class A Common Stock, as follows:

(a) In the event that the VWAP of the Pubco Class A Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) (the “First Share Price Target”) for twenty (20) out of any thirty (30) Trading Days during the period beginning on the Closing Date and ending on the date that is thirty-six (36) months after the Closing Date (the “Earnout Period”), then, subject to the terms and conditions of this Agreement, Pubco shall issue to the Earnout Participants 1,850,000 Earnout Shares (the “First Earnout Share Payment”).

(b) In the event that the VWAP of the Pubco Class A Common Stock equals or exceeds $20.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) (the “Second Share Price Target”) for twenty (20) out of any thirty (30) Trading Days during the Earnout Period, then, subject to the terms and conditions of this Agreement, Pubco shall issue to the Earnout Participants 1,850,000 Earnout Shares (the “Second Earnout Share Payment”).

(c) In the event that the VWAP of the Pubco Class A Common Stock equals or exceeds $25.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) (the “Third Share Price Target”) for twenty (20) out of any thirty (30) Trading Days during the Earnout Period, then, subject to the terms and conditions of this Agreement, Pubco shall issue to the Earnout Participants 1,541,666 Earnout Shares (the “Third Earnout Share Payment”).

(d) In the event that the VWAP of the Pubco Class A Common Stock equals or exceeds $30.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) (the “Fourth Share Price Target”) for twenty (20) out of any thirty (30) Trading Days during the Earnout Period, then, subject to the terms and conditions of this Agreement, Pubco shall issue to the Earnout Participants 1,541,667 Earnout Shares (the “Fourth Earnout Share Payment”).

(e) In the event that the VWAP of the Pubco Class A Common Stock equals or exceeds $35.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) (the “Fifth Share Price Target” and together with the First Share Price Target, the Second Share Price Target, the Third Share Price Target and the Fourth Share Price Target, the “Share Price Targets”) for twenty (20) out of any thirty (30) Trading Days during the Earnout Period, then, subject to the terms and conditions of this Agreement, Pubco shall issue to the Earnout Participants 1,541,667 Earnout Shares (the “Fifth Earnout Share Payment” and together with the First Earnout Share Payment, the Second Earnout Share Payment, the Third Earnout Share Payment and the Fourth Earnout Share Payment, the “Earnout Share Payments”).

(f) For purposes of Section 1.16(a)-(e) above, the thirty (30) Trading Day periods may be overlapping, such that multiple Share Price Targets may be achieved simultaneously or within thirty (30) Trading Days of each other. For the avoidance of doubt, the Earnout Share Payments are cumulable but each is earnable solely on an all-or-nothing basis, such that there will be no entitlement to a partial award of any Earnout Share Payment. The number of shares of Pubco Class A Common Stock constituting any Earnout Share Payment shall be equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing. No fractional shares of Pubco Class A Common Stock, or certificates or scrip representing fractional shares of Pubco Class A Common Stock, will be issued upon any Earnout Share Payment, and any such fractional shares or interests therein will not entitle the owner thereof to vote or to any rights of a stockholder of Pubco; provided, that any fractional shares of Pubco Class A Common Stock issued as an Earnout Share Payment will be rounded up to the nearest whole share of Pubco Class A Common Stock, as applicable.

(g) Upon the achievement of any Share Price Target, Pubco shall, within five (5) Business Days following the date on which such Share Price Target is achieved (such date, the “Achievement Date”), issue to each Earnout Participant such Earnout Participant’s allocable portion of the applicable Earnout Shares in accordance with Annex I. Pubco shall deliver (or cause to be delivered) such Earnout Shares by book-entry transfer through the facilities of The Depository Trust Company (or any successor depositary) to the account or accounts designated by each Earnout Participant. With respect to any Earnout Shares issued pursuant to this Section 1.16, the Earnout Participants shall be entitled to receive (i) all dividends and other distributions declared by Pubco with a record date on or after the applicable Achievement Date and (ii) voting rights with respect to such Earnout Shares as of the applicable Achievement Date; provided that, to the extent any dividend or distribution has a record date that occurs after the applicable Achievement Date but prior to the actual issuance of the applicable Earnout Shares, Pubco shall pay to each Earnout Participant, promptly following the issuance of such Earnout Shares, an amount in cash equal to the dividends or distributions that such Earnout Participant would have received had such Earnout Shares been issued and outstanding on such record date.

(h) Notwithstanding anything to the contrary set forth in this Section 1.16, in the event that, at any time during the Earnout Period, there occurs a Change of Control of Pubco, and the value of the Implied Price Per Share is above an applicable Share Price Target, then, immediately prior to the consummation of such Change of Control any Earnout Shares that would vest upon such Share Price Target that has not previously been satisfied, but is less than the Implied Price Per Share, shall be deemed to have been satisfied and shall immediately vest and the Earnout Participants shall receive the same per share consideration (whether stock, cash or other property) in respect of such shares of Pubco Class A Common Stock as the other holders of shares of Pubco Class A Common Stock participating in such Change of Control. For the avoidance of doubt, any Earnout Shares that would vest upon a Share Price Target that is greater than the Implied Price Per Share shall not vest in connection with a Change of Control and shall be forfeited or cancelled upon consummation of such Change of Control. For purposes of this Section 1.16(h), “Change of Control” means (i) any transaction or series of related transactions as a result of which any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act), other than any of the Earnout Participants or their respective Affiliates, acquires beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of securities of Pubco representing more than fifty percent (50%) of the combined voting power of the then-outstanding securities of Pubco; (ii) a sale, lease, license, transfer or other disposition of all or substantially all of the assets of Pubco and its Subsidiaries, taken as a whole, in one or a series of related transactions; or (iii) a merger, consolidation, business combination, recapitalization or similar transaction involving Pubco as a result of which the stockholders of Pubco immediately prior to such transaction own less than fifty percent (50%) of the equity interests of the surviving or resulting entity.

(i) During the Earnout Period, Pubco shall not, and shall cause its Subsidiaries not to, take any action or enter into any transaction with a purpose or that has the effect of (i) avoiding, reducing or otherwise circumventing any Earnout Share Payment, (ii) artificially suppressing the trading price of the Pubco Class A Common Stock in order to prevent or delay the achievement of any Share Price Target, or (iii) engaging in any dilutive equity offering, reverse stock split, recapitalization or other capital structure transaction whose primary purpose is to prevent or delay the achievement of any Share Price Target or reduce or eliminate any Earnout Share Payment; provided, however, that the foregoing restrictions shall not apply to (A) any action required to be taken by Pubco or any of its Subsidiaries to comply with applicable Law (including any applicable stock exchange rules or regulations), (B) any action taken by Pubco or any of its Subsidiaries in good faith and in the ordinary course of business, or (C) any action taken by Pubco or any of its Subsidiaries for bona fide business purposes that are not primarily intended to avoid, reduce or circumvent any Earnout Share Payment.

(j) During the Earnout Period, Pubco shall, and shall cause its Subsidiaries to, (i) operate the business in good faith consistent with past practices and in a manner intended to preserve and enhance the value of Pubco and its Subsidiaries, (ii) use commercially reasonable efforts to maximize stockholder value, and (iii) not unreasonably withhold, condition or delay any corporate action or transaction that could reasonably be expected to result in the achievement of any Share Price Target; provided, however, that nothing in this Section 1.16(j) shall be construed to require Pubco to (A) operate its business in a manner that would be materially inconsistent with the fiduciary duties of its board of directors, (B) pursue or consummate any Change of Control transaction, (C) take any action that Pubco reasonably believes would violate applicable Law, or (D) refrain from taking any action that Pubco’s board of directors determines in good faith, after consultation with outside legal counsel, is in the best interests of Pubco and its stockholders.

(k) Pubco shall not, and shall cause its Subsidiaries not to, take any action the primary purpose of which is to circumvent, undermine or avoid the application of the anti-dilution adjustment mechanics set forth in this Section 1.16.

(l) For U.S. federal (and applicable state and local) income tax purposes, the Parties intend that (A) the rights of the Earnout Participants to receive Earnout Shares pursuant to this Section 1.16 shall be treated as rights to receive contingent merger consideration as part of the transactions contemplated by this Agreement, (B) the issuance of any Earnout Shares to an Earnout Participant shall be treated as an adjustment to the merger consideration received by such Earnout Participant, and (C) no Earnout Participant shall be required to include any amount in income upon the receipt of the right to receive Earnout Shares, except to the extent (and at the time) that Earnout Shares are actually issued to such Earnout Participant.

(m) The covenants set forth in Section 1.16(g)-(l) above are intended for the benefit of the Earnout Participants, and each Earnout Participant shall be a third-party beneficiary of such covenants with the right to enforce such covenants directly against Pubco. The rights of the Earnout Participants under this Section 1.16 shall not be diminished or otherwise adversely affected by any amendment, modification or waiver without the prior written consent of the Earnout Participants holding a majority of the aggregate Earnout Shares that remain contingently issuable as of such date (or, if all Earnout Share Payments have been made, holding a majority of the Earnout Shares then held by all Earnout Participants).”

(b) Section 6.17(a) of the Business Combination Agreement is hereby replaced with the following:

“(a) The Parties shall take all necessary action, including causing the directors of Pubco to resign, so that effective as of the Closing, Pubco’s board of directors (the “Post-Closing Pubco Board”) will consist of seven (7) individuals. Immediately after the Closing, the Parties shall take all necessary action to designate and appoint to the Post-Closing Pubco Board (i) two (2) persons designated by SPAC prior to the Closing (the “SPAC Directors”), at least one (1) of whom shall be required to qualify as an independent director under NASDAQ rules, (ii) four (4) persons that are designated by the Company prior to the Closing (the “Company Directors”), at least two (2) of whom shall be required to qualify as an independent director under NASDAQ rules and (iii) one (1) additional director who shall qualify as an independent director under NASDAQ rules, to be mutually agreed on prior to the Closing by SPAC and the Company. At or prior to the Closing, Pubco will provide each member of the Post-Closing Pubco Board with a customary director indemnification agreement, in form and substance reasonably acceptable to such director.”

(c) The following defined terms are hereby added to Section 11.1 of the Business Combination Agreement:

“Achievement Date” has the meaning set forth in Section 1.16(g).

“Change of Control” has the meaning set forth in Section 1.16(h).

“Earnout Participants” has the meaning set forth in Section 1.16.

“Earnout Period” has the meaning set forth in Section 1.16(a).

“Earnout Share Payments” has the meaning set forth in Section 1.16(e).

“Earnout Shares” has the meaning set forth in Section 1.16.

“Fifth Earnout Share Payment” has the meaning set forth in Section 1.16(e).

“Fifth Share Price Target” has the meaning set forth in Section 1.16(e).

“First Earnout Share Payment” has the meaning set forth in Section 1.16(a).

“First Share Price Target” has the meaning set forth in Section 1.16(a).

“Fourth Earnout Share Payment” has the meaning set forth in Section 1.16(d).

“Fourth Share Price Target” has the meaning set forth in Section 1.16(d).

“Implied Price Per Share” means the price per share of Pubco Class A Common Stock paid or payable to the holders of outstanding Pubco Class A Common Stock in a Change of Control, inclusive of the net present value of any contingent deferred purchase price or earnouts, calculated on a fully diluted basis assuming the exercise, conversion or exchange of all outstanding options, warrants and other rights to acquire shares of Pubco Class A Common Stock and the issuance of all shares of Pubco Class A Common Stock issuable upon conversion or exchange of any convertible or exchangeable securities, including all Earnout Shares that remain contingently issuable immediately prior to such Change of Control (whether or not then vested); provided that, if and to the extent such price is payable in whole or in part in the form of consideration other than cash, the price for such non-cash consideration shall be with respect to any securities, (i) pursuant to the methodology of valuation of securities in the definitive agreement for the Change of Control, (ii) if such methodology is not available, the volume weighted average of the closing prices of the sales of such securities on all securities exchanges on which such securities are then listed over a period of at least 20 days (which days need not be consecutive) out of 30 consecutive Trading Days ending on the Trading Day immediately prior to the date of determination, or (iii) in the absence of (i) and if the information contemplated by the preceding clause (ii) is not practically available, then the fair value of such securities as of the date of valuation as determined by an independent, nationally recognized investment banking firm selected by the board of directors of Pubco, on the basis of an orderly sale to a willing, unaffiliated buyer in an arm’s-length transaction, taking into account all factors determinative of value as the investment banking firm determines relevant (and giving effect to any transfer Taxes payable in connection with such Change of Control).

“Second Earnout Share Payment” has the meaning set forth in Section 1.16(b).

“Second Share Price Target” has the meaning set forth in Section 1.16(b).

“Share Price Targets” has the meaning set forth in Section 1.16(e).

“Third Earnout Share Payment” has the meaning set forth in Section 1.16(c).

“Third Share Price Target” has the meaning set forth in Section 1.16(c).

“Trading Day” means any day on which shares of Pubco Class A Common Stock are actually traded on the principal securities exchange or securities market on which the Pubco Class A Common Stock is then traded.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value as determined reasonably and in good faith by a majority of the disinterested independent directors of the board of directors (or equivalent governing body) of the applicable issuer. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.””

(d) Annex I attached to this Third Amendment is hereby added to, and made a part of, the Business Combination Agreement. Annex I shall be deemed attached to the Business Combination Agreement and incorporated therein for all purposes, including for purposes of Section 1.16 of the Business Combination Agreement.

2. Miscellaneous. Except as expressly provided in this Third Amendment, all of the terms and provisions in the Business Combination Agreement shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This Third Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Business Combination Agreement, or any other right, remedy, power or privilege of any party, except as expressly set forth herein. Any reference to the Business Combination Agreement in the Business Combination Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Business Combination Agreement, as amended by this Third Amendment (or as the Business Combination Agreement may be further amended or modified after the date hereof in accordance with the terms thereof). The Business Combination Agreement, as amended by this Third Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the Parties with respect to the subject matter of the Business Combination Agreement, and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to its subject matter. If any provision of the Business Combination Agreement is materially different from or inconsistent with any provision of this Third Amendment, the provision of this Third Amendment shall control, and the provision of the Business Combination Agreement shall, to the extent of such difference or inconsistency, be disregarded. Sections 10.1 through 10.9 and 10.11 through 10.13 of the Business Combination Agreement are hereby incorporated herein by reference as if fully set forth herein, and such provisions apply to this Third Amendment as if all references to the “Agreement” contained therein were instead references to this Third Amendment.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, each party has caused this Third Amendment to be signed and delivered by its respective duly authorized signatory as of the date first written above.

SPAC:

BLUE ACQUISITION CORP.

By:	/s/ David Bauer
Name:	David Bauer
Title:	Chief Executive Officer

Pubco:

BLOCKFUSION DIGITAL INFRASTRUCTURE, INC.

By:	/s/ Robert Scott
Name:	Robert Scott
Title:	President, Chief Financial Officer, Secretary and Treasurer

IN WITNESS WHEREOF, each party has caused this Third Amendment to be signed and delivered by its respective duly authorized signatory as of the date first written above.

SPAC Merger Sub:

ATLAS I MERGER SUB

By:	/s/ Robert Scott
Name:	Robert Scott
Title:	Sole Director

Company Merger Sub:

ATLAS MERGER SUB, INC.

By:	/s/ Robert Scott
Name:	Robert Scott
Title:	President, Treasurer and Secretary

IN WITNESS WHEREOF, each party has caused this Third Amendment to be signed and delivered by its respective duly authorized signatory as of the date first written above.

The Company:

BLOCKFUSION USA, INC.

By:	/s/ Alex Martini-Lo Manto
Name:	Alex Martini-Lo Manto
Title:	Chief Executive Officer

Annex I

Earnout Participants and Allocation of Earnout Shares

Name:	Allocation
Robert Scott	17.19%
Emiliano Lo Manto	40.73%
LUCSAM Holdings Corp.	42.08%
TOTAL PERCENTAGE:	100%